SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA • ASIA PACIFIC • EUROPE

February 26, 2021

Via Edgar

Marc Thomas

Cara Lubit

Tonya K. Aldave

Dietrich King

Re: Hywin Holdings Ltd.

Registration Statement on Form F-1

Dear Mr. Marc Thomas, Ms. Cara Lubit, Ms. Tonya K. Aldave and Mr. Dietrich King,

On behalf of our client, Hywin Holdings Ltd., a foreign private issuer organized under the laws of Cayman Islands (the “Company”), and pursuant to the applicable provisions of the U.S. Securities Act of 1933, as amended, and the rules promulgated thereunder, we hereby submit in electronic form the accompanying Registration Statement on Form F-1 of the Company (the “Registration Statement”), marked to indicate changes from the draft Registration Statement on Form F-1 that was submitted to the Securities and Exchange Commission (the “Commission”) on a confidential basis on February 28, 2021.

As it is the goal of the Company to have the Form F-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of the Registration Statement as promptly as practicable. If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 2509 7858 or via e-mail at meng.ding@sidley.com.

Very truly yours,

/s/ Meng Ding

Meng Ding

Enclosures

cc:	Hongwei Han, Chairman of the Board, Hywin Holdings Ltd.

Dian Wang, Chief Executive Officer, Hywin Holdings Ltd.

Huichuan Zhou, Chief Financial Officer, Hywin Holdings Ltd.

Gui Wang, Vice President, Hywin Holdings Ltd.

Charles Yin, Partner, Marcum BP

Fang Liu, Partner, VCL Law LLP

Partners | Constance Choy H.M., Desmond Ang C.K., (Christopher) Cheng C.H., Meng Ding, Gloria Lam S.C., (Sherlyn) Lau S.Y., Linh Hue Lieu, Mengyu Lu,

Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Yan Zhang

Registered Foreign Lawyers | Joy Lam (New South Wales)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*, Effie Vasilopoulos (New South Wales)*,

(Renee) Xiong Y. (New York)*, (Oliver) Zhong Q. (New York)*, Damien Yeow N.W. (Singapore)°, (Julia) Zhu Q. (New York)°

Consultants | Hon Au Yeung, Catherine Chan K.Y., Anna Chow H.Y., Huberta Chow X.L., Dominic D. James, David K. Lee, (Winnie) Mak T.M., Dominic Sze C.K.,

Douglas Tsang C.L., Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Claudia Yu K.W., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)

° Foreign Legal Consultant / Legal Counsel